SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

Commission file number 333-85834

The Children’s Place 401(k) Savings Plan

A. (Full title of the Plan)

The Children’s Place Retail Stores, Inc.

B. (Name of issuer of the securities held pursuant to the Plan)

915 Secaucus Road
Secaucus, NJ 07094
(Address of principal executive office)

THE CHILDREN’S PLACE 401(k) SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Page 2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	4

Notes to Financial Statements as of December 31, 2004 and 2003 and for the Year Ended December 31, 2004	5-9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year) as of December 31, 2004	10

SIGNATURE EXHIBIT	11

23.1 Consent of Independent Registered Public Accounting Firm	12

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," this Annual Report on Form 11-K for the year ended December 31, 2004, consists of audited financial statements of The Children’s Place 401(k) Savings Plan (the "Plan") for the year ended December 31, 2004 and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, and the rules and regulations promulgated thereunder, as amended, ("ERISA") and in accordance with Item 4 of the sections of the General Instructions to Form 11-K entitled "Required Information," the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Children's Place 401(k) Savings Plan:
Secaucus, New Jersey

We have audited the accompanying statements of net assets available for benefits of The Children’s Place 401(k) Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
June 28, 2005

THE CHILDREN’S PLACE 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

                                                     2004           2003

ASSETS:
  Participant-directed investments                $ 22,808,410     $17,940,507
                                                  ------------     -----------

Receivables:
  Employer contribution                                      -           8,509
  Participant contributions                                  -          93,402
                                                  ------------     -----------

     Total receivables                                       -         101,911
                                                  ------------     -----------

     Total assets                                 $ 22,808,410     $18,042,418
                                                  ------------     -----------

LIABILITIES:
  Excess contributions payable                          487,299         158,243
                                                  ------------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $ 22,321,111     $17,884,175
                                                  ============     ===========

See notes to financial statements.

THE CHILDREN’S PLACE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

Contributions:
  Participant contributions                              $   2,778,614
  Employer contributions                                       882,896
  Rollovers                                                    314,475
                                                         -------------

     Total contributions                                     3,975,985
                                                         -------------

Investment income:
  Net appreciation in fair value of investments              1,365,636
  Dividends                                                    654,168
  Interest                                                      33,075
                                                         -------------

     Net investment income                                   2,052,879
                                                         -------------

DEDUCTIONS:
  Benefits paid to participants                              1,579,492
  Administrative expenses                                       12,436
                                                         -------------

     Total deductions                                        1,591,928
                                                         -------------

INCREASE IN NET ASSETS                                       4,436,936

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                         17,884,175
                                                         -------------

  End of year                                            $  22,321,111
                                                         =============

See notes to financial statements.

THE CHILDREN’S PLACE 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003,
AND FOR THE YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF THE PLAN

The following description of The Children’s Place 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document, as defined in the Employee Retirement Income Security Act of 1974 ("ERISA"), for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of The Children’s Place Retail Stores, Inc (the "Company" or "Sponsor") and its subsidiaries organized in the United States who have three months of service. Fidelity Management and Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of ERISA.

Contributions—Each year, participants may contribute up to 60 percent of their pretax annual compensation, as defined in the Plan, subject to certain limitations of the Internal Revenue Code of 1986 ("Code") and the rules and regulations promulgated thereunder, as amended. The Company may contribute up to fifty percent of the first five percent of compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested pursuant to participant elections. The Plan currently offers twenty-one mutual funds and The Children’s Place common stock, par value $.10 per share ("Common Stock") as investment options for participants.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service, as follows:

Years of Service 1 2 3 4 5	Vested Percentage 0% 25% 50% 75% 100%

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at an annual rate of prime plus 1%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant or participant’s beneficiary upon death may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts—At December 31, 2004 and 2003, forfeited nonvested accounts totaled $2,890 and $52,443, respectively. These accounts are used to reduce future employer contributions. During the year ended December 31, 2004, employer contributions were reduced by $158,962 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan, are paid by the Plan to the extent not paid by the Sponsor.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. As of December 31, 2004 and 2003, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan and have not yet been paid.

Excess Contributions Payable— In order to be in compliance with the non-discrimination rules under the IRC, the Plan was required to return excess contributions to certain highly compensated employees. As of December 31, 2004 and 2003, the Plan recorded a liability in the amount of $487,299 and $158,243, respectively. The amounts payable to participants as of December 31, 2004 were refunded on March 4, 2005, as required by the Code.

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

2004	2003

**Fidelity Managed Income Portfolio Fund 7,674,825 shares and 6,784,519 shares, respectively	$7,674,825	$6,784,519
**Fidelity Equity Income Fund 90,073 shares and 80,455 shares, respectively	4,754,070	4,002,642
**Fidelity Investment Grade Bond Fund 151,200 shares and 133,994 shares, respectively*	1,137,780	1,011,657
**Fidelity Diversified International Fund 57,723 shares and 48,486 shares, respectively	1,653,175	1,169,490
**Fidelity Mid-Cap Stock Fund 73,172 shares and 59,667 shares, respectively	1,715,873	1,287,023
**The Children's Place Common Stock Fund 35,272 shares and 35,174 shares, respectively	1,343,186	940,207

* This investment did not represent 5% of the Plan's net assets available for benefits as of December 31, 2004. ** Party-in-interest

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

     Equity Funds                                          $   873,025
     Bond Funds                                                 (2,168)
     Balanced Funds                                             50,066
     The Children's Place Common Stock Fund                    444,713
                                                           -----------
                                                           $ 1,365,636
                                                           ===========
4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 36,273 and 35,174 units, respectively, of common stock of The Children’s Place Retail Stores, Inc., the sponsoring employer. During the year ended December 31, 2004, 12,389 shares of the Sponsor’s Common Stock were acquired at a cost of $300,089 and 11,290 shares were sold for proceeds in the amount of $341,823.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

9.	FEDERAL INCOME TAX STATUS

The Plan uses a non-standardized prototype plan document sponsored by Fidelity Management and Trust Company ("FMTC"). FMTC received an opinion letter from the Internal Revenue Service ("IRS"), dated October 9, 2003, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Loans to participants per the statement of net assets available for benefits differs from loans to participants per the Form 5500 as of December 31, 2004, because certain conditions apply which cause the loan to be reported as a deemed distribution for tax purposes. This loan is properly reported as a Plan asset for financial statement purposes as determined by the written terms of the Plan document, related Plan policies and procedures and the loan document. The distributions per the statement of changes in net assets available for benefits differs from the distributions per Form 5500 because these loans were deemed distributed for tax purposes during the current year.

Additionally, as discussed in Note 2, excess employee contributions payable to participants as of December 31, 2004 and 2003 have been recorded for financial statement purposes. The actual amount of excess contributions refunded to participants are recorded as distributions to the participant when paid for Form 5500 purposes.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2004 and 2003:

                                                                                      2004                2003

           Net assets available for benefits per the financial statements         $  22,321,111    $  17,884,175
           Less: Participant loan amounts deemed distributed for tax purposes            10,042          -
           Add: Excess contributions payable to participants                            487,299          158,243
                                                                                  -------------    -------------

           Net assets available for benefits per Form 5500                        $  22,798,368    $  18,042,418
                                                                                  =============    =============
The following is a reconciliation of participant contributions per the financial statements to Form 5500 for the year ended December 31, 2004:

                                                                                                           2004

           Participant contributions per the financial statements                                     $  2,778,614
           Less: Reverse prior year accrual of corrective distributions payable to participants           (158,243)
           Add: Excess contributions payable to participants accrued as of December 31, 2004               487,299
                                                                                                      ------------

           Participant contributions per Form 5500                                                    $  3,107,670
                                                                                                      ============
The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2004:

                                                                                                           2004

           Benefits paid to participants per the financial statements                                 $  1,579,492
           Less: Prior year participant loans deemed distributed for tax purposes                          (12,428)
           Less: Excess contributions paid to participants during 2004 (corrective distributions)         (201,129)
           Add: Deemed distribution amount reversed from 2003                                                1,561
           Add: Current year participant loans deemed distributed for tax purposes                          10,042
                                                                                                      ------------

           Benefit payments to participants per Form 5500                                             $  1,377,538
                                                                                                      ============

******

THE CHILDREN'S PLACE 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004	EIN: 31-1241495 PLAN No. 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Fidelity Equity Income Fund	Mutual Fund	$4,754,070
*	Fidelity Investment Grade Bond Fund	Mutual Fund	1,137,780
*	Fidelity Blue Chip Growth Fund	Mutual Fund	1,058,024
*	Fidelity Low Priced Stock Fund	Mutual Fund	1,022,604
*	Fidelity Diversified International Fund	Mutual Fund	1,653,175
*	Fidelity Dividend Growth Fund	Mutual Fund	193,571
*	Fidelity Small Cap Independent Fund	Mutual Fund	261,676
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	1,715,873
*	Fidelity Freedom	Mutual Fund	22,229
*	Fidelity Freedom 2000 Fund	Mutual Fund	73,507
*	Fidelity Freedom 2010 Fund	Mutual Fund	154,579
*	Fidelity Freedom 2020 Fund	Mutual Fund	264,539
*	Fidelity Freedom 2030 Fund	Mutual Fund	293,187
*	Fidelity Freedom 2040 Fund	Mutual Fund	76,364
*	Fidelity Freedom 2005 Fund	Mutual Fund	999
*	Fidelity Freedom 2015 Fund	Mutual Fund	3,928
*	Fidelity Freedom 2025 Fund	Mutual Fund	6,354
*	Fidelity Freedom 2035 Fund	Mutual Fund	3,785
*	Fidelity Managed Income Portfolio	Common/Collective Fund	7,674,825
*	Spartan US Equity Index Fund	Mutual Fund	451,707
*	AMR Small Cap Value Fund	Mutual Fund	33,133
*	The Children's Place Common Stock Fund	Common Stock	1,343,186
*	Loans to Participants	Loan Fund - Participant Loans; at interest rates ranging from 5% to 10%
*	Maturity dates from 2005 to 2014	609,315 $ 22,808,410

        * Party-in-interest

Cost information is not required for participant-directed investments and, therefore, is not included.

THE CHILDREN’S PLACE
401(k) SAVINGS PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the Plan by the undersigned hereunto duly authorized.

The Children's Place 401(k) Savings Plan
           (Name of Plan)

By: /s/ Steven Balasiano
       (Sr. Vice President, General Counsel,
       and Chief Administrative Officer)
June 30, 2005